UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ShockWave Medical, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

82489T 104

(CUSIP Number)

Marc Began, Esq.

ABIOMED, Inc.

22 Cherry Hill Drive

Danvers, Massachusetts 01923

978-646-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82489T 104	13D	Page 2 of 7 Pages

1.	Names of Reporting Persons. ABIOMED, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,678,843
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,678,843
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,678,843
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 82489T 104	Page 3 of 7 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of ShockWave Medical, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 5403 Betsy Ross Drive, Santa Clara, California 95054.

Item 2.	Identity and Background

(a)-(c); (f)    This statement on Schedule 13D is being filed by ABIOMED, Inc., a Delaware corporation (“ABIOMED”). The address of ABIOMED’s principal executive office is 22 Cherry Hill Drive, Danvers, Massachusetts 01923. ABIOMED is a leading provider of temporary mechanical circulatory support devices. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of ABIOMED are set forth in Schedule I hereto and are incorporated herein by reference.

(d)-(e)    During the last five years, neither ABIOMED nor, to the knowledge of ABIOMED, any of the persons listed on Schedule I hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Items 4 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

In December 2018, ABIOMED and the Issuer entered into a collaboration pursuant to which the parties will work together to integrate the Issuer’s products into ABIOMED’s physician training and education programs. In connection with entry into the collaboration, on December 6, 2018, ABIOMED acquired 1,090,608 shares of the Issuer’s Series D Preferred Stock for an aggregate purchase price of $15,000,000.55, or approximately $13.754 per share, which automatically converted into 1,090,608 shares of Common Stock immediately prior to the consummation of the Issuer’s initial public offering of Common Stock (the “IPO”) on March 11, 2019. In connection with its acquisition of shares of the Issuer’s Series D Preferred Stock, the Issuer granted to ABIOMED an option to purchase up to $10.0 million of shares of Common Stock at a price per share equal to the initial public offering price of the Common Stock. On March 11, 2019, pursuant to the exercise of this option, ABIOMED acquired 588,235 shares of Common Stock for an aggregate purchase price of $10,000,000, or approximately $17.000 per share. The foregoing gives effect to the 1-for-12.2 reverse stock split of the Common Stock and the Issuer’s Series D Preferred Stock, which become effective on February 22, 2019.

The funds for the acquisition of the shares of Common Stock reported as beneficially owned in this Schedule 13D came from the working capital of ABIOMED.

CUSIP No. 82489T 104	Page 4 of 7 Pages

Item 4.	Purpose of Transaction

ABIOMED acquired the shares of Common Stock based on its assessment of the potential synergies between its and the Issuer’s product offerings and its belief that the Common Stock represents an attractive investment opportunity.

ABIOMED intends to review continuously its equity interest in the Issuer. ABIOMED may from time to time seek to engage in discussions with the Issuer’s board and management regarding potential business transactions between ABIOMED and the Issuer. Depending upon its evaluation of the market for the Common Stock, ABIOMED may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by it, or cease buying or selling such securities; any such additional purchases or sales of securities of the Issuer may be in the open market, in privately negotiated transactions or otherwise.

ABIOMED may, from time to time, modify its present intentions as stated in this Item 4.

ABIOMED intends to continuously review its options but, except as set forth above, does not have at this time any specific plans that would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or Board of Directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or by-laws that may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

The information set forth in or incorporated by reference in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer

(a, b) The percentage of beneficial ownership reported in this Item 5, and on the cover page to this Schedule 13D, is based on a total of 27,761,762 shares of Common Stock issued and outstanding as of March 11, 2019, as reported in the Issuer’s final prospectus and free-writing prospectus, each dated as of March 6, 2019. All of the share numbers reported below, and on the cover page to this Schedule 13D, are as of March 21, 2019, unless otherwise indicated. The cover page to this Schedule 13D is incorporated by reference in its entirety into this Item 5(a, b).

ABIOMED directly holds, and thus has sole voting and dispositive power over, 1,678,843 shares of Common Stock, or approximately, 6.0% of the outstanding shares of Common Stock.

CUSIP No. 82489T 104	Page 5 of 7 Pages

(c) Other than as described in Item 3 above, which is incorporated by reference in its entirety into this Item 5(c), ABIOMED has not effected any transaction in shares of the Common Stock from January 20, 2019 (the date 60 days prior to the filing of this Schedule 13D) to March 21, 2019.

(d) No person other than ABIOMED is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of Common Stock beneficially owned by ABIOMED.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amended and Restated Investors Rights Agreement

On December 6, 2018, ABIOMED, the Issuer and certain other holders of the Issuer’s equity securities entered into an Amended and Restated Investors Rights Agreement (the “Investors Rights Agreement”), which provides ABIOMED and certain other holders of equity securities of the Issuer with rights with respect to the registration of their shares of Common Stock under the Securities Act of 1933, as amended (the “Securities Act”), as follows:

Demand Registration Rights – Beginning 180 days following the completion of the IPO, the holders of at least 40% of the registrable securities (as defined in the Investors Rights Agreement) have the right to require the Issuer, on not more than two occasions, to file a registration statement under the Securities Act, in order to register the resale of their shares of Common Stock, provided that such registration of shares would result in aggregate proceeds (after deducting the estimated underwriting discounts and commissions) of at least $10.0 million. The Issuer may, in certain circumstances, defer such registrations and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations.

Piggyback Registration Rights – After the completion of the IPO, if the Issuer proposes to register the offer and sale of any of its securities under the Securities Act, in connection with the public offering of such securities ABIOMED and certain other holders of shares of Common Stock will be entitled to “piggyback” registration rights, allowing those holders to include their shares in such registration, subject to certain limitations. If the Issuer’s proposed registration involves an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares.

S-3 Registration Rights – After the completion of the IPO, the Issuer is required to use commercially reasonable efforts to qualify for registration on Form S-3. After it is qualified for registration on Form S-3, the holders of registrable securities may make a written request that the Issuer register the offer and sale of their shares on Form S-3, provided that such registration of shares would result in an aggregate price to the public of not less than $2,000,000 and the Issuer has not effected two such registrations in the last 12 months. The Issuer may, in certain circumstances, defer such registrations and the underwriters have the right, subject to certain limitations, to limit the number of shares included in such registrations.

CUSIP No. 82489T 104	Page 6 of 7 Pages

The foregoing summary of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Investor Rights Agreement, which was filed as Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-229590) initially filed with the SEC on February 8, 2019, and is incorporated herein by reference.

Lock-up Agreement

In connection with the IPO, ABIOMED entered into a lock-up agreement (the “Lock-up Agreement”) pursuant to which it agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock for a period of 180 days beginning on March 6, 2019, the date of the final prospectus relating to the IPO, without the prior written consent of the representatives of the underwriters.

The foregoing summary of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Lock-Up Agreement filed herewith as Exhibit 2.

Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between ABIOMED and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Amended and Restated Investor Rights Agreement between the Issuer and the investors listed on Exhibit A thereto (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-229590) initially filed by the Issuer with the SEC on February 8, 2019).

Exhibit 2	Form of Lock-up Agreement.

[signature pages follow]

CUSIP No. 82489T 104	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	March 21, 2019

ABIOMED, INC.

By:	/s/ Marc A. Began
Marc Began
Vice President, General Counsel and
Secretary

Schedule I

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of ABIOMED, are set forth below. If no business address is given, the director’s or executive officer’s business address is 22 Cherry Hill Drive, Danvers, Massachusetts 01923. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Directors

Name	Position	Present Principal Occupation	Business Address
Michael R. Minogue	Chairman	President and Chief Executive Officer of ABIOMED

Dorothy Puhy	Director	Retired

Jeannine M. Rivet	Director	Executive Vice President of UnitedHealth Group	300 Opus Center 9900 Bren Road East Minnetonka, Minnesota 55343

Eric A. Rose	Director	Executive Chairman of SIGA Technologies, Inc.	31 East 62nd Street New York, New York 10065

Martin P. Sutter	Director	Co-Founder and Managing Director of EW Healthcare Partners	280 Park Avenue 27th Floor East New York, New York 10017

Paul G. Thomas	Director	Retired

Christopher D. Van Gorder	Director	President and Chief Executive Officer of Scripps Health	10140 Campus Point Dr. San Diego, California 92121

Executive Officers

Name	Position

Michael R. Minogue	President and Chief Executive Officer

Todd A. Trapp	Vice President and Chief Financial Officer

David M. Weber	Chief Operating Officer

William J. Bolt	Senior Vice President, Global Quality, Regulatory and Clinical Operations

Andrew J. Greenfield	Vice President and General Manager, Global Marketing

Michael G. Howley	Vice President and General Manager, Global Sales